UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

Stoke Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

86150R107

(CUSIP Number)
Patrik Blochlinger
Chief Legal Officer
Rigmora (Switzerland) Ltd
Stockerstrasse 8
8002 Zurich, Switzerland
+41 44 287 2498

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2021

(Date of Event Which Requires Filing of this Statement)
 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86150R107
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Blue Horizon Enterprise Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,905,121
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,905,121
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,905,121
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 18.8%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5.
1
The percentages used herein and in the rest of this Schedule 13D are calculated based upon 36,707,526 shares of the Issuer’s common stock outstanding as of May 3, 2021, as reported in the Company’s Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on May 14, 2021.

 CUSIP No. 86150R107
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Ezbon International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,538,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,538,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,538,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 20.5%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5.

CUSIP No. 86150R107

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Montrago Trustees Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,443,681
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,443,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,443,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 39.3%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5.

CUSIP No. 86150R107

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Skorpios Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,443,681
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,443,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,443,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 39.3%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5.

Explanatory Note

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, $0.0001 par value per share (the “Shares”), of Stoke Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 45 Wiggins Avenue, Bedford, MA 01730.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being jointly filed by each of Blue Horizon Enterprise Ltd. (“Blue Horizon”), Ezbon International Limited (“Ezbon”), Skorpios Trust and Montrago Trustees Limited (“Montrago Trustees”, and collectively, the “Reporting Persons”). Blue Horizon and Ezbon are the direct holders of the Shares covered by this Schedule 13D. Skorpios Trust is the sole owner of each of Blue Horizon and Ezbon and as a result may be deemed to be the beneficial owner of the securities held by each of Blue Horizon and Ezbon. Montrago Trustees is the corporate trustee of Skorpios Trust and as a result may be deemed to be a beneficial owner of the securities beneficially owned by Skorpios Trust.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 30, 2021, a copy of which is attached hereto as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	The address of the principal business office of each of Blue Horizon and Ezbon is Jipfa Building, 3rd floor, 142 Main Street, Road Town, Tortola, British Virgin Islands.

The address of the principal business office of each of Montrago Trustees and Skorpios Trust is 195 Arch. Makarios III Ave., Neocleous House, 3030 Limassol, Cyprus.

(c)	The principal business of Blue Horizon and Ezbon is to engage in investment-related activities. The principal business of Skorpios Trust is asset management. The principal business of Montrago Trustees is providing professional trustee and investment advice services.

Current information regarding the identity and background of each of the Reporting Persons’ executive officers and directors is set forth in Annex A, which is incorporated by reference in response to this item.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Blue Horizon and Ezbon are each corporations organized under the laws of the British Virgin Islands.

Montrago Trustees is a Limited Liability Company organized under the laws of the Republic of Cyprus.

Skorpios Trust is a discretionary irrevocable trust pursuant to the provisions of the Cyprus International Trusts Law 1992 (as amended from time to time) organized under the laws of the Republic of Cyprus.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Blue Horizon and Ezbon acquired the Shares reported in this Schedule 13D pursuant to a pro rata distribution for no consideration of the Shares previously held by ATP Life Science Ventures, L.P. (“ATP”) to Blue Horizon and Ezbon, which are each limited partners of ATP.

Item 4.	PURPOSE OF TRANSACTION

On June 29, 2021, the Reporting Persons received 14,443,681 Shares in a pro rata distribution from ATP.

The Reporting Persons intend to review the investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, overall market conditions, other investment opportunities available to them, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, may endeavor (i) to increase or decrease the Reporting Persons’ position in the Issuer and/or (ii) to enter into transactions that increase or hedge economic exposure to the investment in the Issuer.

The Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(b)	The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	The information reported in Item 4 is incorporated herein by reference. Other than as disclosed in that item, no transactions in the Shares have been effected by the Reporting Person during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information in Item 4 above is incorporated herein by reference.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between the Reporting Person and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of June 30, 2021, by and among the Reporting Persons.

SIGNATURES

    After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 30, 2021

Blue Horizon Enterprise Ltd.

By:	/s/ Anna Maria Pavlou
Name:	Anna Maria Pavlou
Title:	Director

Ezbon International Limited

By:	/s/ Anna Maria Pavlou
Name:	Anna Maria Pavlou
Title:	Director

Montrago Trustees Limited

By:	/s/ Androulla Papadopoulou
Name:	Androulla Papadopoulou
Title:	Director

Skorpios Trust

By:	/s/ Androulla Papadopoulou
Name:	Androulla Papadopoulou
Title:	Director

Exhibit 1

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: June 30, 2021

Blue Horizon Enterprise Ltd.

By:	/s/ Anna Maria Pavlou
Name:	Anna Maria Pavlou
Title:	Director

Ezbon International Limited

By:	/s/ Anna Maria Pavlou
Name:	Anna Maria Pavlou
Title:	Director

Montrago Trustees Limited

By:	/s/ Androulla Papadopoulou
Name:	Androulla Papadopoulou
Title:	Director

Skorpios Trust

By:	/s/ Androulla Papadopoulou
Name:	Androulla Papadopoulou
Title:	Director

Annex A

Information with Respect to Executive Officers and Directors of the Reporting Persons

The name and principal occupation of each of the directors and executive officers of Blue Horizon are listed below. The business address of each person is 195 Arch. Makarios III Ave., Neocleous House, 3030 Limassol, Cyprus.

Directors:

Name:	Principal Occupation:
Anna Maria Pavlou	Director of M.C.R.S. Limited
Eleni Constantinou Kyriacou	Director of M.C.R.S. Limited
Maro Fylaktou Christodoulou	Director of M.C.R.S. Limited

Executive Officers:

Name:	Principal Occupation:
n/a	n/a

The name and principal occupation of each of the directors and executive officers of Ezbon are listed below. The business address of each person 195 Arch. Makarios III Ave., Neocleous House, 3030 Limassol, Cyprus.

Directors:

Name:	Principal Occupation:
Anna Maria Pavlou	Director of M.C.R.S. Limited
Eleni Constantinou Kyriacou	Director of M.C.R.S. Limited
Maro Fylaktou Christodoulou	Director of M.C.R.S. Limited

Executive Officers:

Name:	Principal Occupation:
n/a	n/a

The name and principal occupation of each of the directors and executive officers of Skorpios Trust are listed below. The business address of each person is 195 Arch. Makarios III Ave., Neocleous House, 3030 Limassol, Cyprus.

Directors:

Name:	Principal Occupation:
Androulla Papadopoulou	Director of Montrago Trustees Limited
Eliana Giannakou Hadjisavva	Director of Montrago Trustees Limited
Elias Neocleous	Director of Montrago Trustees Limited

Executive Officers:

Name:	Principal Occupation:
n/a	n/a

The name and principal occupation of each of the directors and executive officers of Montrago Trustees are listed below. The business address of each person is 195 Arch. Makarios III Ave., Neocleous House, 3030 Limassol, Cyprus.

Directors:

Name:	Principal Occupation:
Androulla Papadopoulou	Head of incorporation department of Elias Neocleous & Co LLC
Eliana Giannakou Hadjisavva	Deputy Head of incorporation department of Elias Neocleous & Co LLC
Elias Neocleous	Managing partner of Elias Neocleous & Co LLC

Executive Officers:

Name:	Principal Occupation:
n/a	n/a